UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.   20549


                                 FORM 10 - SB
                               AMENDMENT NO. 3
                           AS FILED APRIL 7, 2000


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b)
                OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             QUADXSPORTS.COM, INC.
                 ---------------------------------------------
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Nevada                                               91-1961912
-------                                            ------------
(STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

100 OCEAN GATE STE 750, LONG BEACH, CA 90802
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(562) 435-5355
---------------------------
(ISSUER'S TELEPHONE NUMBER)

Any correspondence on this registration statement should be directed to Brian Dvorak at Globalwide Investment Co. by fax: (702) 794-4532 and by mail at: 3450 E Russell Rd
Las Vegas, Nevada 89120

         SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

        TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

        ---------------------------     ------------------------------

        ---------------------------     ------------------------------

         SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                         Common Stock - .001 Par Value
                        -------------------------------
                              (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

QuadXSports.com, Inc., a developmental stage company ("QuadXSports.com, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

                 QUADXSPORTS.COM, INC.
                 TABLE OF CONTENTS

INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I

Item 1.  Description of Business                      4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                         5
Item 3.  Description of Property                     12
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders         13
Item 5.  Directors, Executives, Officers and
         Significant Employees                       13
Item 6.  Remuneration of Directors and
         Executive Officers                          14
Item 7.  Interest of Management and Others in
         Certain Transactions                        15
Item 8.  Legal Proceedings                           15

Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                         15
Item 2.  Recent Sales of Unregistered Securities     15
Item 3.  Description of Securities                   15
Item 4.  Indemnification of Directors and Officers   15

Part F/S

Item 1.  Financial Statements                        15
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure      16

Part III

Item 1.  Index to Exhibits                           16
Item 2.  Description of Exhibits                     16

Signatures                                           16

                                   Part I

Item 1.  Description of Business

QuadXSports.com, Inc., [Read Quadxsports "dot" com] a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make its financial information equally available to any interested parties or investors.

The Company was originally organized under the laws of the State of Colorado on May 1, 1996 as Grand Canyon Ventures Three, Inc. On June 22, 1998 the Company changed its name to Boraxx Technologies, Inc. (Boraxx). On March 3, 1999 the Company engaged in a share exchange with Apex Sports.com, Inc.
(Apex), a Nevada Corporation and changed the name to QuadXSports.com, Inc., see Part III, Amendment to Articles of Incorporation.

QuadXSports.com is involved in the Extreme Sports Industry, which includes but is not limited to the following activities:

Skateboarding
Surfing
Snowboarding
Skiing
Rollerblading
Dirt Biking
Auto Racing
Wake Boarding
Rock Climbing
Mountain Biking
Base Jumping
Ski Diving

The above - listed sports as well as others not listed, will be hereafter referred to as "ESI".

While these sports have almost uniformly been in existence for quite some time, the public eye is now turning toward them, and the result is the birth of the Extreme Sports Industry. As made evident by record attendance levels
at Extreme Sporting events    held in June and July of 1999     (the most
popular, ESPN's Extreme Games in San Francisco recently boasted a turnout of over 260,000 fans), glorifying images of extreme sports in popular media, and the development of the Extreme sub-culture, Extreme Sports are hot, and all indications are that they will continue to get hotter.

The Company's objective is to be the most popular name in the extreme sports industry. The company was created to provide to the public an Extreme Sports Internet Portal/E-Commerce site that captures the spirit of this rapidly evolving market. This web site is being developed to communicate to all types of stakeholders in this industry.

Owing to the management's huge base of personal connections,    listed as
exhibit 99 in the exhibits below,     scattered throughout this industry, the
web site will provide rich, unique content to all levels of Extreme Sports enthusiasts.

In addition, the Company will execute an in-depth development and acquisition plan that will open, acquire, unite, manage, and integrate a network of internet - based "e-tailers", brick and mortar retail stores, and other businesses that cater to the Extreme Sports crowd.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The mission of QuadXSports.com is to make the commitment of excellence to its shareholders, by becoming a household name in the Extreme Sports Industry. Through an in-depth corporate strategy executed by QuadXSports.com's top-flight management team, the company will position itself as the leader of a rapidly expanding and enormously profitable market niche.

                             Industry Analyses

Extreme Sports Industry ("ESI")

ESI represents the activities, ideas, and most importantly, the people involved in Extreme Sports. While most of the Extreme Sports have been around for decades, many new activities are emerging that capture the essence of this emerging market niche. Extreme Sports to most is, above all, an attitude.

Trends

The increasing numbers of people that embrace the extreme sports lifestyle indicates a more adventurous mindset than those of the past. Perhaps the glorification of these activities in the public eye is responsible for the upsurge in interest in Extreme Sports. Perhaps technological trends in the sports market allow for more exciting activities. Regardless of the reason for the popularity of Extreme Sports, it certainly seems to be an attractive emerging industry for investment. American Sports Data Inc., a consulting firm, reports that snowboarding, one of the most popular Extreme Sports has grown 113% in five years and now boasts nearly 5.5 million participants according to The Affinity Market Research Group in Costa Mesa,
California.

The pursuits that are becoming more popular have one thing in common: the perception that they are somehow more challenging than a game of touch football. "Every human being with two legs, two arms is going to wonder how fast, how strong, how enduring he or she is," says Eric Perlman, a mountaineer and filmmaker specializing in extreme sports. "We are designed to experiment or die." [Time Magazine]

CARV Industries is in the business of design, manufacturing and sales of sports clothing for surfing, snowboarding and in-line skating, the rage of the Generation-X crowd. "Three years ago, this segment of the industry was about $500 million and now it has surpassed $1.25 billion," said Lanham, CEO of CARV Industries. "Our research indicates a continued growth market. The Xtreme Games, sort of a Generation-X Olympics, were big ratings winners recently on ESPN."

Competition

Many analysts group the Extreme Sports phenomenon into the aging and rapidly consolidating sporting goods industry. In fact, what growth the sporting goods industry has experienced is credited to the upsurge of Extreme Sports. Hence, in a typical analysis, a company entering into the Extreme Sports

Industry would be competing against international sporting goods giants like Big Five, Sport Chalet, and Chic's Sporting Goods.

However this "lumping in" of Extreme Sports is not concurrent with how commerce in this industry is conducted. While the prominent sporting goods stores may carry some of the items and merchandise that Extreme Sports enthusiasts crave, the huge number of small developers and retailers dealing with niche products make them unattractive to stock in the prominent sporting goods retailers.

With the ESI effectively isolated from the ponderous sporting goods industry, this market niche enjoys relatively high barriers to entry with a low level of competition. Chief among the barriers to entry are the many necessary personal connections with a wide variety of small developers, entrepreneurs, athletes, and enthusiasts in this industry. In addition, a certain level of familiarity in top management is required to allow the corporate culture of a business involved with this niche to effectively mirror the mindset of the Extreme Sports world. These cultural binds assist in the acquisition, management, and relations of the small businesses involved with the industry.

   The competition in this area of business comes from such companies as S.S.S. (surf, skate, snow), South Shore distribution, Eastern distribution, High Output distribution, Quicksilver Inc., Billabong USA Inc. Each of these companies have an outstanding reputation in the extreme sports arena and are starting to make there presence known via the internet as of the last few years. The Company intends to take a thriving industry that has room for new innovative ideas and put a solid organization of companies at the forefront of the extreme sports market.

Findings

The ESI exhibits exciting characteristics of growth and marketable assets that represents an attractive target for investment. QuadXSports.com is positioned to take advantage of the upsurge in growth within this industry. With its management team's extensive contacts throughout the world of Extreme Sports, its in-depth management and acquisition plan, and a comprehensive marketing effort, the Company is poised to become the market leader in the Industry.

Electronic Commerce Industry

Three years ago, industry analysts only hinted at the vast growth that commerce on the Internet would experience. One of the largest sectors of Internet access growth is in the home - consumers are just now beginning to tap into the vast worldwide markets that are relatively inaccessible by any other means.

Internet commerce involves the sales of products and services to consumers or businesses over the Internet. The categories in this Internet commerce layer include:

E-tailers (e.g., Amazon.com, eToys.com)

Manufacturers selling online (e.g., Cisco, Dell, IBM)

Fee/Subscription-based companies (e.g., thestreet.com, WSJ.com)

Airlines selling online tickets

Online entertainment and professional services

It is important to note that many companies are players at multiple layers. For instance, Microsoft and IBM are important players at the Internet infrastructure, applications, and Internet commerce layers, while AOL (before the acquisition of Netscape) is a key player in the infrastructure, intermediary and commerce layers. Similarly Cisco and Dell are key players at the infrastructure and commerce layers [Internet Indicators].

Companies that embrace the Internet as a commerce channel experience far greater amounts of growth than like companies which do not utilize e-commerce technologies. In particular, the mating of e-commerce channels in the consumer sales market is particularly promising.

   The following data has been provided by Affinity Market Research Group of Costa Mesa, California.

Small businesses that use the Internet have grown 46% faster than those that do not (American City Business Journals).

Forty-four percent of U.S. companies are selling online. An additional 36% affirm that they will do so by the end of 1999.

Internet advertisement revenues topped $1.92 billion in 1998, resulting in a 100% growth factor from the previous year.

The Small and Home Office (SOHO) Industry expended over $51 billion online purchasing technology goods.

Countries outside of the United States have traditionally fallen behind the nation that built the Internet, but Internet access outside the United States is expanding on a dramatic basis. To this point, there were more Internet users in the United States than in all other countries combined. By the end of 1999, this characteristic is projected to change, as the growth of Internet access within the U.S. lessens, while other countries' access growth is project to increase substantially. Again, the largest sector of this
Internet access growth is    anticipated to be in the home.

Competition

Nearly all corporate operations and communications have been improved by Internet and Intranet technology. A manufacturer can quickly find retail and distribution channels to facilitate greater sales by setting up a web site to gather orders from customers. Due to the remarkable ease of moving onto the Internet, there are very few barriers to entry. Historically, the key players in e-commerce have forged agreements with suppliers and customers to facilitate a large web-based presence. The companies that hit the Internet first with a proper mix of administrative and IT solutions have been successful (firms like Yahoo!, E-Bay, Amazon, etc.). By being among the first companies to bring their products to the Internet and signing the agreements necessary for exclusivity, these firms have fundamentally changed the face of e-commerce by exploiting the brand name recognition benefits from their status as first movers.

Market Trends

Consumers, corporations, and governments are expected to spend over $434 billion on the Internet in 1999. Although most Internet consumers are from the United States; worldwide non-U.S. Internet access is projected to increase on a large scale after 1999. As Internet access in homes across the globe proliferates, consumers will continue to tap into this newly discovered resource for worldwide commerce.

In 1998, the market that accrued the most online purchases was the travel industry, which took in roughly $2.1 billion. High-ranking industries for online purchases via e-commerce include PC Hardware, Gifts, and Books. Companies are increasingly embracing the Internet and e-commerce due to the fact that consumers are viewing the Internet as a more viable venue for transactions. Still, a number of consumers express concerns about security issues over the web. In a recent poll, the number one reason why people haven't decided to purchase goods online was the risk that their information would be stolen and utilized by "hackers."

These concerns are now largely unfounded due to severely ramped up security protocols (128-bit encryption codes that are nearly impossible to break) and the lack of monetary risk from the consumer's standpoint (the Federal Government limits a credit card holder's liability to only $50 in the event of credit card fraud).

Governmental Trends

As e-commerce flourishes in the world markets, companies must continually take into consideration the governmental rules and regulations in the countries that they do business in. Countries with strict privacy laws might find conflict with the selling of product preference information of its citizens to other firms. Other governmental mandates, such as trade embargoes, can effect international electronic commerce. Last year, Dell was fined $50,000 for selling computers to Iran - it is illegal in the United States to sell products to countries involved with terrorism.

As companies find a more globalized customer base, they must take the steps necessary to safely and legally maintain their presence in countries outside the United States.

Legislative Trends

   The issue of taxation for E-commerce is one that will effect this business
once it has been decided in government.     Currently, e-commerce in the
United States enjoys a considerable benefit: no purchases made online will be subject to sales tax until January 1, 2004. In a recent study of top firms that sell their computers via the Internet, customers rated the absence of sales tax as a key motivator in their purchasing habits, particularly with more expensive items. This serves as an even greater incentive for consumers and merchants to actively make purchases and sales via e-commerce.

   Another effect that government may have on this industry could be the issue of safety which could potentially boost the revenues because of the need for safety gear (helmets, pads, guards). Product liability could also be a potential issue to be addressed if government decides to regulate any of the products that are manufactured or distributed by the Company.

Economic Trends

As markets spread to cover the globe, and as commerce continues to increase on the Internet, the risk of downturns in local economies is lessened due to the inherent communicability of e-commerce to find and capitalize upon the existence of substitutes. In this fashion, e-commerce is thought by many economists to be an equalizer to world economies, by minimizing the damage to the global community if scarcity or other adverse conditions occur in various sectors of the world market.

Findings

The Electronic Commerce Industry's attractiveness to all players in the world market cannot be understated. In addition to providing merchants with a huge base of customers, and providing to consumers increased customer responsiveness, e-commerce serves to provide a value-added level of information to all parties, streamlining organizations and cutting out capital waste.

QuadXSports.com is positioned to take advantage of the growth and opportunities afforded by the internet by entering into the e-commerce arena. Through an in-depth on- and off-line marketing campaign, consumers will be reached through a variety of channels, driving increasing amounts of traffic and sales through the web site.

                                 Strategy

Marketing Plan

QuadXSports.com will be aiming for chief name brand recognition in the Extreme Sports Industry. This will be accomplished through an aggressive marketing plan, encompassing such conventional channels as advertising, promotions, sponsorships, and direct marketing; as well as recently introduced marketing measures geared toward driving traffic and purchases through a portal/e-commerce web site.

Advertising

An advertising campaign will be formulated to target all levels of Extreme Sports enthusiast, aiming toward achieving top of mind brand name recognition for the Company in relation to its industry. Currant trends in advertising for an Internet company rely upon name recognition of the site URL (Universal Residence Locator - in this case, www.quadxsports.com).

The Companies advertising campaign will be carried out in this manner. High-definition, low involvement advertisements are best suited for this purpose. The company's initial advertisements will feature context-rich (dramatic images of Extreme Sports activities), uncomplicated and focused positioning of QuadXSports.com. Advertising will take place on popular, focused media such as select television advertising, Extreme Sports magazines, radio spots, and public venues (i.e. billboards, etc.).

In addition, the Company will utilize vector graphic Internet advertisements to drive traffic and purchases through the site, created via Macromedia's Flash and Shockwave software. Vector based ads convey a much richer exposure with shorter download times than conventional animated .gif banner advertisements. This unobtrusive yet rich means of Internet advertising is now being implemented on a large scale. QuadXSports.com's Internet advertising campaign will rely on the effectiveness of vector graphics from its inception, dramatically garnering an excessive number of hits to the company's web site. ("Hits" - or visits, are the way the value of a web site is established).

Promotions

The management of the Company realizes that top-of-mind name brand recognition in the ESI cannot be achieved through advertising alone. QuadXSports.com will be instrumental in its role as a key facilitator of Extreme Sports. The company will offer sponsorships to Extreme Sporting events both locally and nationwide. ESPN's Extreme Games, Long Beach Grand Prix, Ocean Pacific's Pro Surfing Championship are just of few of the events being targeted for sponsorship and promotion by the Company.

In this arena, the connections of management with the key personnel in the ESI will serve to position QuadXSports.com as an instrumental player at Extreme Sports events around the world.

   The intent for the promotional department of the Company has begun through the distribution of stickers and clothing at local Orange and LA county events such as the Long Beach Grand Prix April of 2000 and the Vans Triple Crown of Skateboarding event in November of 1999 the push for promotion will include the presence of QuadX sponsorship of professional athletes in the skateboarding and snow boarding arena. The extended plan of the Company is not yet determined in detail although management feel that promotional and sponsorship efforts will be an intricate part of the Company for the duration of the existence of QuadX as a company.

Direct email

While conventional direct mail campaigns have steadily decreased in effectiveness over the last five years, Internet direct email programs have evinced remarkable effectiveness in driving traffic to a particular site, as well as motivating purchases via e-commerce. Direct emailing is also extremely focused in its approach, since email listing come through registration processes, which typically provide more information that is typically garnered from a direct mail database. The Company's direct emailings will target Extreme Sports athletes and enthusiasts; and will provide them with the latest information about the content and the products the company will feature on its web site. The end result: an enhanced level of web traffic at www.quadxsports.com.

Information Technology Plan ["IT"]

As the Company moves onto the world wide web, serious demands will be placed upon its information based assets. Management has developed an in-depth plan concerning QuadXSports.com's existing and future technological and systemic requirements. The sheer number of options available to firms moving onto the Internet is staggering, but with a top-flight management team, the acquisition, implementation, use, and maintenance of the solutions that will be included into the Company's operational structure will work at peak efficiency.

QuadXSports.com will stay on the "cutting edge" of technological implementation rather than the "bleeding edge." In short, management's policy will incorporate technologies that have been on the market for six months or longer. This self-imposed "technology horizon" will enable QuadXSports.com to maintain a high level of technological sophistication without the costs.

Management has evaluated the informational requirements the company will be facing on an "IT"-basis; and has formulated an in-depth plan to facilitate the informational evolution of the Company. In essence, management's plan incorporates immediate and sustained scalability, a high degree of security, robust systems redundancy, and the emphasis upon speed regarding the information requests of the users of the site.

Scalability

From the start, the company's informational structure has incorporated institutional and proprietary programs with emphasized compatibility, ease of growth, and a high level of redundancy. In essence, its informational structure was designed from day one to accommodate the growth and e-commerce outlets that are inevitable components of QuadXSports.com's evolution. The network will be able to implement, at key predetermined junctures, the inclusion of such solutions as increased numbers of servers, introduction of direct lines into the communication structure, integration of routers, systems information and database sharing with joint venture parties, allies, and partners, and the requisite software upgrades integral to the maintenance of the company's IT assets.

As QuadXSports.com's market share grows, its database will be faced with a pronounced increase in the amount of information it will need to process. The scalability of the information structure allows for the implementation of systems to do specialized tasks, like managing content applications, or logging orders.

Security

While many consumers are finally embracing the Internet and e-commerce, many still exhibit fears concerning the security of their information through online channels. QuadXSports.com takes a serious stance upon site security and will implement and continually update its internal and external security measures. All transactions will be carried out thru 128-bit SSL encryption with extensive onsite information transfer monitoring. An array of firewalls will be in place to limit external intrusion into the company's core systems. The number of people with access to the Company's information databases will be minimal due to the plan for increased automation in regards to site growth and management. The company's information is scalable to facilitate the implementation of new security protocols with a minimum of downtime and inconvenience to the administration and customer base.

Y2K Compliancy and Redundancy

From the outset, the software implemented into the company's information based assets, both institutional and proprietary, has been "Year 2000 Compliant". With no aged and/or embedded proprietary software and systems to interfere with operations at the end of the millennium, QuadXSports.com is 100% Y2K compliant.

In addition to the execution of all-encompassing systems tests to discern possible glitches and bottlenecks in the site's informational structure, disaster recovery plans are firmly in place to minimize the downtime in the event that unforeseen variables impact QuadXSports.com's network. The company is prepared for problems ranging from the dealing with the introduction of a virus into the network to the outright physical destruction of multiple network nodes.

Contingency plans even go so far as the bringing in of generators to maintain power to the network in the event of a power outage. In all cases, the hardware and software solutions implemented in the information network will be standardized throughout QuadXSports.com's layout with the proper mix of software, hardware, and managed protocols to facilitate redundancy and to minimize the downtime and exposure to risk that can be the result of a catastrophic event.

Emphasis on Speed

As the site's popularity increases, web traffic on its Internet site and the number of requests the information network will need to process will increase exponentially. In order to cope with rapidly growing demand, the emphasis of development in the informational network will be upon speed.

While most networks utilize centralized, mass storage solutions, these systems have limited ability to maintain acceptable levels of expediency due to the need for protocols to search an entire archive before moving to the next. By implementing several smaller storage solutions, and utilizing a streamlined program of protocols, search and retrieval times can be radically reduced by routing information requests through several smaller information archives.

The network will be run through Windows NT, which requires more administrative involvement than other network operating systems. However, Windows NT represents a fast, compliant, and expandable network operating system, and hence is perfectly suited for utilization by QuadXSports.com

Current Acquisitions

In its mission to provide to the public a security that captures the essence of the ESI, QuadXSports.com selects the best and brightest new companies to add to its family of acquisitions. Currently, QuadXSports.com is negotiating to acquire several companies, and plans to add them by the end of the year.

   Proposed Acquisitions

None at this time.

Conclusion

QuadXSports.com is imminently positioned to be the number one name in the Extreme Sports Industry. With its qualified and connected management team, in depth strategic planning, and top flight web technology, QuadXSports.com will offer shareholders a legitimate security tied intimately with the Extreme Sports Industry.


Item 3.  Description of Property

   The Company currently operates out of office spaces in Long Beach, California, which is being provided free of charge by a director of the Company. The Company has no ownership or tenancy rights in the property.

Item 4.  Security Ownership of Management and Others and Certain Security
         Holders

The following table sets forth information, to the best knowledge of the Company as of January 18, 2000, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common
stock.    Also included are the shares held by all executive officers and directors as a group.

Name and Address of
Beneficial Owner             Amount of Shares              Percentage
----------------             ----------------              ----------
JOHN D. BRASHER, JR                  194,000                   5%
90 MADISON STREET
SUITE 707
DENVER CO 80206

CEDE & CO                            420,387                  11%
PO BOX 222
BOWLING GREEN STATION
NEW YORK NY 10274

KEVIN GRACE                          949,300                  25%
210 6TH ST
HUNTINGTON BEACH CA 92648

J. R. NELSON                         194,000                   5%
6521 WEST CALHOUN PLACE
LITTLETON CO 80123

SPORTS MARKETING                     260,825                   7%
INTERNATIONAL LTD.
1331 SE 14TH COURT
DEERFIELD BEACH FL 33064

TRANS-AMERICAN ENERGY                247,825                   7%
CORPORATION
123 MAIN STREET #304
EVANSVILLE IN 47708

All officers and directors           949,300                  25%
as a group (1 person)


Item 5.  Directors, Executives, Officers and Significant Employees

The directors and officers of the Company are as follows:

Name                        Position
------------                --------------------

Kevin Grace                 President, Chairman

Bonnie Grace                Vice President, Administration

Bonnie Grace                Director

The management team is qualified to successfully grow and manage this exciting venture. All officers have both the qualifications, experiential backgrounds, and youthful intensity to provide the commitment of excellence required to make this company a success.

Kevin Grace

Kevin Grace, the 32-year old President of QuadXSports.com Inc. grew up in Hermosa Beach Ca. and has been involved in Extreme Sports since he was 10 years old. Through his involvement in this industry, Kevin was able to gage the profit potential of extreme sports at an early age. Beginning in 1990, Grace developed several different companies, including Expired Snowboards, where he designed, constructed and marketed three lines of snowboards. Diakka Sport Watches was established to bring to the market durable action sport watches, and were worn by prominent professional skateboarders at the time. Mr. Grace also created and managed Sha Sha Shoes, offering quality designer footwear for extreme sports enthusiasts.

Mr. Grace has developed his companies from start to finish - all with successful and profitable results. He has experience in every aspect of business including design, marketing, sales both international and domestic, research and development of new product lines, major distribution, and most recently bringing forth a public company. Kevin's experience in the industry, motivation, and uncanny sense of timing has allowed him to create his newest venture, QuadXSports.com. Kevin developed this company in March of 1999, to bring to the industry a publicly traded company serving the Extreme Sports market.

Currently, Grace spends most of his time seeking new profitable acquisitions to add to the Quad X Sports family. In addition, Grace is in the process of developing a new product line to offer to the extreme sports market. Kevin Grace's success in the industry gives him the advantage he needs to fulfill Quad X Sports.com's goals for a profitable future.

Bonnie Grace

Bonnie Grace is the Vice President of QuadXSports.com and bears the responsibility of monitoring daily operations as well as the implementation of new ideas to help fine tune the company. Bonnie joined QuadXSports.com in April of 1999. Her professional career includes her role as purchasing manager at Tong Hsing Electronics where she successfully implemented a new software procurement system.

Her extensive background functions include acting as a liaison and facilitator between customers, vendors and purchasing departments. She incorporated new ideas that helped improve efficiency and increase company profits. Early in her career she was a consultant at Rubbermaid. She negotiated, planned, and administered major subcontracts for the off-site manufacture for 35% of all production. Bonnie Grace holds a Bachelor of Arts Degree in Business from Long Beach State and retains a C.P.M.


Item 6.  Remuneration of Directors and Executive Officers

Salaries
Kevin Grace       $8000 a month
Bonnie Grace      $4000 a month

Item 7.  Interest of Management and Others in Certain Transactions

None.

Item 8.  Legal Proceedings

The Company is not engaged in any pending or threatened legal proceedings.

                                   Part II

Item 1. Market Price of and Dividends of the Registrant's Common Equity and Other Stockholder Matters.

Unknown at this time.

Item 2.  Recent Sales of Unregistered Securities.

None.

Item 3.  Description of Securities.

   550,000 common stock issued for cash of $550.00.
2,587 shares of common stock issued for cash of $3,103.00
100,000 shares of common stock issued for cash of $200,000.00.

Item 4.  Indemnification of Directors and Officers.

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities

Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                 Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Quad X Sports.com, Inc.

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                            Financial Statements
                                 December     31, 1999

                            CONTENTS
                            --------

                                                      Page
                                                      ----
Independent Auditors' Report                          F-1

Balance Sheet                                         F-2-3

Statement of Operations                               F-4

Statement of Stockholders' Equity                     F-5

Statement of Cask Flows                               F-6

Notes to the Financial Statements                     F-7

James E. Slayton, CPA
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333

INDEPENDENT AUDITORS' REPORT

Board of Directors                                   March 15    , 2000
Quad X Sports.com, Inc. (The Company)
Las Vegas, Nevada 89109

                       INDEPENDENT AUDITOR'S REPORT

     I have audited the Balance Sheet of Quad X Sports.com, Inc., Inc. (A Development Stage Company) formerly known as Boraxx Technologies, Inc. as of
   December     31,1999, and the related Statements of Operations, Stockholders'
Equity and Cash Flows for the period February 10,1999 (Date of Inception) to
   December     31,1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as wel1 as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quad X Sports.com, Inc., (A
Development Stage Company), as of    December     31, 1999, and the results of
its operations and cash flows for the period February 10, 1999 (Date of
Inception) to    December     31, 1999, in conformity with generally accepted
accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                                BALANCE SHEET
                                    AS AT
                                 December     31, 1999


ASSETS

CURRENT ASSETS
Cash
   1,824.00
                                                                -------------
Total Current Assets
   1,824.00

PROPERTY AND EQUIPMENT
Property and Equipment
   77,697.00
                                                                -------------
Total Property and Equipment
   77,697.00

OTHER ASSETS
Rent and Utility Deposits                                           8,545.00
Other Deposits                                                     11,000.00
                                                                -------------
Total Other Assets
   19,545.00
                                                                -------------
TOTAL ASSETS
   $99,066.00
                                                                -------------
                                                                -------------

                 See accompanying notes to financial statements

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                                BALANCE SHEET
                                    AS AT
                                 December     31, 1999


LIABILITIES & EQUITY

CURRENT LIABILITES
Accounts Payable
   $3,035.00
Accrued expenses                                                   44,912.00
Notes payable - related party
   3,186.00
Current portion of long term liabilities
   6,489.00
                                                                -------------
Total Current Liabilities
   57,622.00

OTHER LIABILITIES
Long Term Notes Payable
   450,988.00
                                                                -------------
Total Other Liabilities
   450,988.00
                                                                -------------
Total Liabilities
   508,610.00

   EQUITY
Common Stock, $0.001 par value, authorized 50,000,000
shares; issued and outstanding at    December     31,1999,
3,352,587 common shares                                             3,353.00
Additional Paid in Capital    from sale of Common Stock              200,345.00
Preferred Stock, $.001 par value, authorized 5,000,000
shares issued and out standing, 0 preferred shares                          0.00
Retained Earnings (Deficit accumulated
during development stage)
   (613,242.00)
                                                                -------------
Total Stockholders' Equity
   (409,544.00)
                                                                -------------
   TOTAL LIABILITIES & OWNER'S EQUITY
   $99,066.00
                                                                -------------
                                                                -------------


                 See accompanying notes to financial statements

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                           STATEMENT OF OPERATIONS
                                 FOR PERIOD
         February 10, 1999 (Date of Inception) to    December     31, 1999

    REVENUE
Revenues                                                          135,806.00

   COSTS AND EXPENSES
Selling, General and Administrative
   749,048.00
                                                                -------------
     Total Costs and Expenses
   749,048.00
                                                                -------------

          Net Income or (Loss)
   (513,242.00)
                                                                -------------
                                                                -------------

Weighted average number of common
   shares outstanding
   2,793,261

Net Loss Per Share
   (0.22)


                 See accompanying notes to financial statements

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 FOR PERIOD
         February 10, 1999 (Date of Inception) to    December     31, 1999

                                                                   Earnings
                                                                accumulated
                           Common                  Additional        during         Total
                            Stock                     paid-in   development Stockholder's
                           Shares        Amount       capital         stage        Equity
                     ------------  ------------  ------------  ------------  ------------

Balances at                              $0.00         $0.00         $0.00         $0.00
February 10, 1999

Reverse acquisition    2,700,000      2,700.00     -2,655.00                       45.00
for accounting
purposes of
Boraxx Technologies, Inc.

Stock issued for         100,000        100.00    199,900.00                  200,000.00
cash at $2.00
per share

Stock issued for           2,587          3.00      3,100.00                    3,103.00
services at
$1.20 per share

   Stock issued for         550,000        550.00          0.00                      550.00
cash at $.01 per share

Net    Profit
February 10, 1999
(inception) to
   December     31, 1999                                                 (613,242.00)  (613,242.00)
                     ------------  ------------  ------------  ------------  ------------
Balances as at
December 31, 1999      3,352,587     $3,353.00   $200,345.00     $(613,242.00) $(409,544.00)
                     ------------  ------------  ------------  ------------  ------------
                     ------------  ------------  ------------  ------------  ------------


                 See accompanying notes to financial statements

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                            STATEMENT OF CASH FLOWS
                                 FOR PERIOD
         February 10, 1999 (Date of Inception) to    December     31, 1999

                                                                     Date of
                                                                  Inception
                                                                  to
December
CASH FLOWS FROM OPERATING ACTIVITIES                                 31,
1999

 Net (loss) from operations
   (613,242.00)
 Adjustments to reconciled net income to net cash provided
 Services exchanged for stock                                       3,103.00
    (Increase) Decrease in other assets (deposits)
(19,545.00)
 Increase (Decrease)in current liabilities
57,622.00
                                                                -------------
      Net cash provided by operating activities
   (572,062.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property    and equipment
77,697.00
                                                                -------------
      Net cash provided by investing activities
   (77,697.00)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Stock
   200,595.00
Notes Payable
450,988.00
                                                                -------------
      Net cash provided by financing activities
   651,583.00

      Net increase (decrease) in cash
   1,824.00
      Cash and cash equivalents    , beginning of period
0.00
         Cash and cash equivalents,     end of year
   1,824.00

                 See accompanying notes to financial statements

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

Quad X Sports.com, Inc.(the Company) was organized under the laws of the State of Colorado on May 1, 1996 as Grand Canyon Ventures Three, Inc. On June 22, 1998 the Company changed its name to Boraxx Technologies, Inc. (Boraxx). On March 3, 1999 the Company engaged in a share exchange with Apex Sports.com, Inc.(Apex) and changed the name to Quad X Sports.com, Inc. The share exchange with Apex, a Nevada corporation organized February 10, 1999, was accounted for as a reverse acquisition, therefore all historical information is that of the accounting survivor being Apex. The Company issued 2,700,000 common shares in exchange for 100 percent of the outstanding stock of Apex. The Company is currently engaged in the development and acquisition of operating companies in the extreme sports industry (i.e. snowboards, skateboards, apparel).

During March 1999, the Company issued 550,000 shares of common stock for cash of $550.00.

During March 1999, the Company issued 2,587 shares of common stock for services valued at $3,103.

During March 1999, the Company issued 100,000 shares of common stock for cash of $200,000.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. The Company's cost of organization was recorded at cost and are being amortized on a straight line basis over five years.

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation.

6.  The Company experienced losses for its first    fiscal tax year    .  The
Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carry forward will expire unused.

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS

7.  The Company has adopted December 31 as its fiscal year end.

8.  The Company records its inventory at cost.

9. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

10. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

11. These financial statements include the books of Boraxx Technologies, Inc and its wholly own subsidiary Apex Sports.Com, Inc. All intercompany transactions and balances have been eliminated in the consolidation.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital,
it would be unlikely for the Company to continue as a going concern.     It is
management's plan to raise the capital necessary for the next twelve months of operations through loans and a private placement.

NOTE 4 - RELATED PARTY TRANSACTION

Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The president loaned the Company    $38,000.00     to Quad X Sports.com, Inc.
to pay operating expenses of Quad X Sports.com, Inc.. This is being carried as accounts payable as it is considered a trade payable. There were no intercompany eliminations required as a result of these transactions.

NOTE 5 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS


NOTE 6 - LONG TERM COMMITMENTS AND CONTIGENCIES

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - NOTES PAYABLE

Notes Payable are detailed as follows:                December 31, 1999

Note payable to a corporation, for an automobile,
bears interest at 13.25% payments due monthly of
$539.066 through May 2003.                                      $19,686

Convertible Notes Payable, for cash, bears interest
at 12%. No payments due for one year.  The notes
may be converted to common stock at the rate of $1
of debt per share of common stock issued.                      $428,493

Total Notes Payable                                            $448,179
Less current portion                                             $6,469

Net Long Term Liabilities                                      $441,710

Future minimum payments on notes payable are as follows at    December     31,
1999:

2000                         436,146 (428,493 in cash or common stock)
2001                        4,922
2002                        4,922
2003                        2,049
   2004                            0
                         ---------
Total Notes Payable         $448,179

                           Quad X Sports.com, Inc.
                        (a Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS


NOTE 7 - NOTES PAYABLE -RELATED PARTY

Notes payable - related party are detailed as follows:

Note payable to the president of the Company,
non-interest bearing, due within one year and
unsecured                                                    $38,000
                                                        ----------
Total Notes Payable-Related Party                            $38,000

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable


                                   Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

* 3.2        Amendment to Articles of Incorporation
* 3.3        Articles of Merger
* 3.4        By Laws
    99          Personal Connections

* Previously filed as an exhibit to the Company's Form 10-SB.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Quad X Sports.com, Inc.
                                  (Registrant)


Date: April 3, 2000                    By: /s/ Kevin Grace
                                       -----------------------
                                        Kevin Grace
                                        President


Item 2.  Description of Exhibits


16